UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TREDEGAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

894650 100

(CUSIP NUMBER)

Floyd D. Gottwald, Jr.
c/o Albemarle Corporation
330 South Fourth Street
Richmond, Virginia 23219
Telephone No. 804-788-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

A. Brent King, Esq.

Vice President, General Counsel and Corporate Secretary

Tredegar Corporation

1100 Boulders Parkway

Richmond, Virginia 23225

January 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 894650 100	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 2,955,803
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,955,803
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ 112,345 shares held by a charitable foundation
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.72%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

*    This statement on Schedule 13D is filed by Floyd D. Gottwald, Jr. with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”). The purpose of this filing is to begin to report the holdings of Common Stock of the Issuer by Floyd D. Gottwald, Jr. separately from the holdings of Common Stock of the Issuer by John D. Gottwald and William M. Gottwald and their immediate families. John D. Gottwald and William M. Gottwald are the adult sons of Floyd D. Gottwald, Jr. and serve as director, President and Chief Executive Officer and director, respectively, of the Issuer. Because (i) there is no agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the acquisition, retention, disposition or voting of their shares of the Issuer’s Common Stock and (ii) Floyd D. Gottwald, Jr. does not serve in any decision-making capacity with the Issuer, they believe that separate filings are more appropriate.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 2.	Identity and Background.

(a)-(c)The business address of Floyd D. Gottwald, Jr. is c/o Albemarle Corporation, 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Floyd D. Gottwald, Jr. is retired.

   (d)-(e)   During the last five years, Floyd D. Gottwald, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Floyd D. Gottwald, Jr. is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing on February 27, 2006 of Amendment No. 6 to the statement on Schedule 13D filed by Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald, Floyd D. Gottwald, Jr. has not purchased additional shares of Common Stock.

Item 4.	Purpose of Transaction.

Except for occasional gifts and other transactions among family members, Floyd D. Gottwald, Jr. has no present plans to acquire additional shares, or to dispose of any shares, of the Issuer’s Common Stock, but reserves the right to buy or sell from time to time.

Floyd D. Gottwald, Jr. does not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor does he have any plans (i) to sell or transfer a material amount of the Issuer’s, or

Page 3 of 6 Pages

any of its subsidiaries’, assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (vii) any action similar to any of those described in this Item 4.

Item 5.	Interest in Securities of the Issuer.
(a)	Amount Beneficially Owned: 3,068,148 shares 1/

Percentage of Class Owned: 9.05%

(b)	Number of shares as to which such persons have:
(i)	sole power to vote or to direct the vote – 2,955,803
(ii)	shared power to vote or to direct the vote – 112,345
(iii)	sole power to dispose of or to direct the disposition of – 2,955,803
(iv)	shared power to dispose of or to direct the disposition of – 112,345

1/

This amount includes 112,345 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. serves as one of the directors. Floyd D. Gottwald, Jr. disclaims beneficial ownership of such shares. This amount does not include an aggregate of 5,171,861 (15.25%) shares owned by Floyd D. Gottwald, Jr.’s adult sons, John D. Gottwald (4,695,726 shares (13.85%)), William M. Gottwald (2,730,840 shares (8.05%)) and James T. Gottwald (295,414 shares (0.87%)). The overlap in beneficial ownership caused by certain shared trust relationships has been eliminated in calculating the 5,171,861 shares owned by the adult children of Floyd D. Gottwald, Jr. Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Floyd D. Gottwald, Jr. is the beneficial owner of the shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

(c)	There have been no transactions by Floyd D. Gottwald, Jr. in the past 60 days involving shares of the Issuer's Common Stock.
(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 112,345 of the shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than five percent of the class of securities for which this Form is filed.

Page 4 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Floyd D. Gottwald, Jr. and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2009

/s/ Floyd D. Gottwald, Jr.

Floyd D. Gottwald, Jr.

Page 6 of 6 Pages